SOMERSET SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

Cash	$ 6,166
Commissions receivable	229,585
Prepaid expenses	17,141
TOTAL ASSETS	$ 252,892

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Commissions payable and accrued expenses	$ 80,295
TOTAL LIABILITIES	80,295
Stockholder's Equity	
Common stock, $1 par value, authorized, issued and outstanding 1,000 shares	1,000
Additional paid-in capital	156,301
Retained earnings	15,296
TOTAL STOCKHOLDER'S EQUITY	172,597
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 252,892